Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for January 2018 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for January 2018 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In January 2018, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 5.97% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic and international routes increased by 4.61% and 9.66%, respectively, and passenger capacity for regional routes decreased by 4.35% as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 3.23%. Of which, passenger traffic for domestic and international routes increased by 3.30% and 3.37%, respectively, and passenger traffic for regional routes decreased by 4.04% as compared to the same period last year. The passenger load factor was 80.08%, representing a decrease of 2.13 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic and international routes decreased by 1.01 percentage points and 4.87 percentage points, respectively, and passenger load factor for regional routes increased by 0.23 percentage point as compared to the same period last year. The Group has newly launched Zhuhai - Nanchang - Zhuhai route (three flights per week) since 11 January 2018, Fuzhou - Kalibo - Fuzhou route (three flights per week) since 12 January 2018, Beijing - Kota Kinabalu - Beijing route (seven flights per week) since 16 January 2018, Shenyang - Bangkok - Shenyang route (seven flights per week) since 20 January 2018, Hangzhou - Kalibo - Hangzhou route (three flights per week) since 25 January 2018 and Xiamen - Phnom Penh - Xiamen route (four flights per week) since 28 January 2018.

In terms of cargo operations, in January 2018, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 4.28% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 12.87% as compared to the same period last year. The cargo and mail load factor was 51.98%, representing an increase of 3.96 percentage points as compared to the same period last year.

In January 2018, the Group had introduced 3 aircraft, including one A321 aircraft and two B737-800 aircraft, and it had terminated the lease of two B737-800 aircraft. As of the end of January 2018, the Group operated a fleet of 755 aircraft with 268 aircraft self-owned, 223 aircraft under finance lease and 264 aircraft under operating lease.

KEY OPERATION DATA OF JANUARY 2018

Capacity	January 2018			Cumulative 2018
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	13,504.10	-1.48	3.30	13,504.10	3.30
Regional	234.38	-8.68	-4.04	234.38	-4.04
International	6,082.98	-1.14	3.37	6,082.98	3.37
Total	19,821.46	-1.47	3.23	19,821.46	3.23
RTK (in million)
Domestic	1,335.75	-2.19	3.79	1,335.75	3.79
Regional	22.60	-10.16	-1.07	22.60	-1.07
International	984.86	-0.87	10.38	984.86	10.38
Total	2,343.21	-1.72	6.41	2,343.21	6.41
RTK - Cargo and Mail (in million)
Domestic	149.57	1.85	-1.69	149.57	-1.69
Regional	2.12	-11.87	23.49	2.12	23.49
International	452.89	0.33	18.62	452.89	18.62
Total	604.58	0.65	12.87	604.58	12.87
Passengers carried (in thousand)
Domestic	8,932.89	-2.82	2.95	8,932.89	2.95
Regional	185.75	-8.34	-6.69	185.75	-6.69
International	1,393.91	1.55	1.58	1,393.91	1.58
Total	10,512.54	-2.37	2.58	10,512.54	2.58
Cargo and mail carried (in thousand tonnes)
Domestic	92.63	0.75	-1.93	92.63	-1.93
Regional	1.83	-11.29	21.78	1.83	21.78
International	51.63	-1.76	21.36	51.63	21.36
Total	146.08	-0.32	5.48	146.08	5.48

Capacity	January 2018			Cumulative 2018
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	16,834.18	0.46	4.61	16,834.18	4.61
Regional	324.33	-2.70	-4.35	324.33	-4.35
International	7,594.61	1.39	9.66	7,594.61	9.66
Total	24,753.12	0.70	5.97	24,753.12	5.97
ATK (in million)
Domestic	1,899.96	0.14	1.99	1,899.96	1.99
Regional	37.27	-3.02	-7.69	37.27	-7.69
International	1,453.55	3.16	10.60	1,453.55	10.60
Total	3,390.78	1.37	5.39	3,390.78	5.39
ATK - Cargo and Mail (in million)
Domestic	384.88	-1.10	-7.15	384.88	-7.15
Regional	8.08	-4.18	-18.02	8.08	-18.02
International	770.03	4.79	11.46	770.03	11.46
Total	1,163.00	2.70	4.28	1,163.00	4.28

Load Factor	January 2018			Cumulative 2018
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	80.22	-1.57	-1.01	80.22	-1.01
Regional	72.27	-4.73	0.23	72.27	0.23
International	80.10	-2.04	-4.87	80.10	-4.87
Total	80.08	-1.75	-2.13	80.08	-2.13
Cargo and Mail Load Factor
Domestic	38.86	1.12	2.16	38.86	2.16
Regional	26.18	-2.28	8.80	26.18	8.80
International	58.81	-2.62	3.55	58.81	3.55
Total	51.98	-1.06	3.96	51.98	3.96
Overall Load Factor (RTK/ATK)
Domestic	70.30	-1.68	1.22	70.30	1.22
Regional	60.62	-4.82	4.05	60.62	4.05
International	67.76	-2.75	-0.14	67.76	-0.14
Total	69.11	-2.17	0.66	69.11	0.66

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

13 February 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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